

02060752

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems plc

*CURRENT ADDRESS Oval Park - Hatfield Road
Langford - Maldon
Essex CM9 6WG
United Kingdom

**FORMER NAME

**NEW ADDRESS



PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

FILE NO. 82- 3176 FISCAL YEAR 3/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 12/20/02





CML Microsystems Plc

REPORT AND ACCOUNTS

2000

Contents

The Year AT A GLANCE

	2000 £'000	1999 £'000
Turnover	19,751	20,617
Profit before tax	2,136	1,329
Shareholders' Net Assets	17,477	16,654
Earnings per Share	10.73p	4.96p
Dividend per Share	8.5p	7p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the *Official List of the London Stock Exchange.*

The Group currently consists of five trading subsidiaries: Consumer Microcircuits Limited, MX.COM INC., Integrated Micro Systems Limited and CML Microcircuits (Singapore) Pte Ltd, who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems and Radio Data Technology Limited who design and produce data-communication equipment.

The Group's trading operations are located at Witham, Maldon and Rochester in the UK, Winston-Salem, North Carolina in the USA and in Singapore.



Five Year SUMMARY

1 Turnover



£17,324,376
£18,232,628
£20,611,417
£20,617,455
£19,751,447
1996
1997
1998
1999
2000

2 Profit before tax



£1,610,024
£1,934,346
£2,523,562
£1,328,840
£2,135,655
1996
1997
1998
1999
2000

3 Basic Earnings per Share



6.56p
8.40p
10.99p
4.96p
10.73p
1996
1997
1998
1999
2000

4 Shareholders' Net Assets per Share



109.82p
110.30p
113.77p
119.65p
122.11p
1996
1997
1998
1999
2000

George William Gurry
Aged 68, is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 46, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Financial Director in December 1985.

George James Bates
Aged 53, joined the Group in November 1971. He was appointed a director in May 1994.

Christopher Arthur Gurry
Aged 37, joined the Group in 1994. He was appointed to the board in April 2000 as Business Development Director.

Ronald Jacob Shashoua
Aged 66, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
Oval Park
Langford
Maldon
Essex CM9 6WG

Registrars and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 U.S.A.

Stockbrokers
Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4EY

Directors AND ADVISORS

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Financial Public Relations
Tavistock Communications Limited
1 Angel Court
London EC2R 7HX

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
U.S.A.

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD



Chairman's STATEMENT

The gains posted in the first half by the Group's semiconductor product businesses' saw further improvement in the second half, and the overall Group results for the full year have moved ahead in a satisfactory and encouraging manner.

For your consideration of these results, I believe it may be helpful to have context for the events that took place during the early half. The Profit and Loss account states a division between discontinued and continuing activities on only the full year basis.

As I reported at the interim stage, your Company had disposed recently of its interests in the Group's traffic business, which had contributed approximately £6.7m to the Group's turnover in the previous year, but only some £2m towards these present results by the time of disposal. As a result of the operating loss incurred by the traffic business, and the exceptional cost arising on its disposal, the Group recorded only a nominal pre-tax profit at the half-year (£61k).

For the full 12-month trading period ending 31 March 2000, the Group recorded a 92% rise in operating profit to £1.906m (1999 £0.989m), and a 60% increase in pre-tax profit to £2.135m (1999 £1.328m).

Group turnover amounted to £19.751m, some 4% down on the figure for the year earlier (1999 £20.617m), influenced by the material reduction in traffic sales. The Group's core continuing businesses achieved sales growth of 28% in the period.

Interest earnings again formed a reduced element in arriving at the pre-tax figure, but cash available for investment showed improvement through the later months. The Group's net cash reserves had risen to £6.85m by the year-end (1999 £4.42m).

Basic earnings per share shows a twofold increase to 10.73p (1999 4.96p) and retained earnings have returned to a positive figure. Following from the Group's investment in its UK scientific facilities it is seeing the benefit of more favourable UK taxation.

Your directors believe that these results represent a satisfactory outcome to the year for your Company, and they consider that it would be appropriate to recommend the payment of an increased dividend. They are recommending the payment of a dividend of 8.5p per ordinary share, an increase of 21.4% on the year earlier (1999 7p per share). Subject to shareholder approval, this dividend will be payable to all shareholders on the register as on the 7th July 2000.

The Group's semiconductor businesses' were successful in achieving increased sales for their products in the major market territories. In addition to the gains recorded in Western Europe and the Far East, an encouraging rate of growth was evident for sales into the North American marketplace. Over 90% of turnover for the Group's semiconductor companies came from customers outside the United Kingdom.

Sales of product for Telecoms applications continued their rise, and displaced Private Mobile Radio (PMR) as the principal semiconductor product-area by turnover. The Group's low-power wire-line embedded modems, signalling and interface devices proved popular with telecom equipment producers, and the prospects are encouraging for the emerging new ISDN products.

A further slight fall was registered in sales of devices aimed at the world PMR markets. This area had yet to show material benefit from the Group's new digital system products, or the targeted benefit expected from "consumer" versions of 2-way radios now in the market.

A healthy increase in sales was recorded of products for handheld wireless data terminals, where the Group's wireless base-band engines are gaining best-solution market status. The Group is actively joined with the development plans of the Network operators and terminal producers for a number of digital wireless services in operation in the Far East and elsewhere.

Radio Data Technology, the Group business producing wireless telemetry and wireless video end-user products, saw selling prices come under pressure in its principal UK/Europe marketplace, and an increase in products sold did not materially lift the turnover. Changes taking place to EU regulatory procedures are expected to increasingly benefit RDT's access to the markets in Europe for its new UHF products.

The Group spent approximately £1.6m on R&D in the period, which saw new design projects progressing on several market development fronts.

The new semiconductor facility constructed in the UK was fully occupied and operational in the third quarter, which contributed materially to the Group's ability to ship a record number of products to its customers worldwide. Good progress was evident with the Group's planned enhancement of its selling, distribution and customer support systems.

The opening months of the current year are proving encouraging for the Group. Trading indications point to a sustained market requirement for the Group's products in the foreseeable near term, and access to new opportunities are expected to result from the Group's active focus on developing its position in the markets that it can serve.

Your directors were pleased to welcome the appointment of Mr Christopher Gurry to the Board as the current year commenced. Chris Gurry will assist your Board with its objective of developing the opportunities before the business.

I feel that your Company is well placed to address its future with confidence. Subject, as always, to unforeseen circumstances, I believe that this current year will be marked by a further increase in its results.

The progress of a business will always be dependent on the quality and dedication of the people it employs. Your directors wish to record their thanks for the performance and commitment that the Group receives from its employees worldwide.

G W Gurry

Chairman



Report OF THE DIRECTORS

The directors submit their Report and Group financial statements for the year ended 31st March 2000.

Statement of Directors' Responsibilities in respect of the Financial Statements
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:
a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities
The Group designs, manufactures and markets a range of electronic products for use in the communications industries.

Business Review and Future Developments
Business review details and an indication of likely future developments are contained in the Chairman's Statement on Page 4.

Results
The results for the year are set out in the Group profit and loss account on page 10. The Group's pre-tax profits were £2,135,655 (1999 - £1,328,840) and profits attributable to Ordinary shareholders were £1,503,832 (1999 - £772,683).

Dividends
The directors propose a dividend of £1,216,591 for the year (1999 - £974,318) payable on 4th August 2000. This is equivalent to 8.5p per 5p Ordinary share (1999 - 7p per 5p Ordinary share).

Research and Development
The Group actively reviews technical developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Directors and their Interests
The directors of the Company at 31st March 2000 all of whom have served throughout the year unless otherwise stated, together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	2000	1999
G.W. Gurry	2,982,182	2,982,182
The Gurry Family Trust	1,400,000	1,400,000
N.G. Clark	75,888	58,460
G.J. Bates	40,000	20,000
R.J. Shashoua	53,330	44,950

Details of the share options granted to directors are disclosed in the Directors' Remuneration Report within note 5 to the financial statements.
There have been no changes in the directors' share interests or options between 1st April 2000 and 1st June 2000.
There are no contracts of significance in which the directors have an interest.
On 6th April 1999 Mr J. C. Hayes retired as a director.
On 3rd April 2000 Mr C. A. Gurry was appointed as Business Development Director.

Report OF THE DIRECTORS

Substantial Shareholdings

Other than the directors' interests shown on page 6 the Company has been advised of the following substantial holdings as at 1st June 2000:

Eaglet Investment Trust PLC	16.05%
Prudential Portfolio Managers UK Limited	10.81%
Robert Fleming Holdings	10.48%
British Gas Pension Funds Management Limited	5.25%

Payment of Creditors

It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Annual General Meeting

The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising three Ordinary Resolutions and two Special Resolutions relating to the following matters:

Ordinary Resolutions

1. The renewal of the authority granted at the Annual General Meeting of the Company held on 27th August 1999 for the Company to purchase its own shares.
2. That the directors are unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise generally any power of the Company to allot relevant securities, within the meaning of that Section, to a maximum nominal amount of £1,200,000. The authority conferred by this Resolution shall expire on the fifth anniversary of the passing of this Resolution, unless previously revoked or varied by the Company in general meeting.
3. The adoption of an Inland Revenue approved share option scheme.

Special Resolutions

1. The renewal of the authority granted at the Annual General Meeting of the Company held on 27th August 1999 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £35,750.
2. The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment be and are hereby renewed for a period of five years from the date of passing of this resolution up to an aggregate nominal amount of £1,200,000.

Disabled Employees

The Company makes every reasonable effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement

The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors

A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 16th June 2000



Corporate GOVERNANCE

Corporate Governance

In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice ("the Combined Code"). The Combined Code became effective in respect of accounting periods ending on or after 31st December 1998 and requires each listed company to include in its Annual Report and Accounts a statement of how the company has applied the principles and a statement as to whether it has complied with the detailed provisions of the Combined Code.

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises four executive directors and one independent non-executive director.
George Gurry performs the roles of both Chairman and Chief Executive, although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.
Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.
There is no agreed formal procedure for the directors to take independent professional advice at the Company's expense.
All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals.
There are no specific terms of appointment for non-executive directors.

Directors' Remuneration

Due to to the current size of the Board, the Company does not have a Remuneration Committee. The Chairman is responsible for consideration and approval of the terms of service, remuneration, bonuses, share options and other benefits of all directors and this is done in consultation with the Finance Director having regard to the size and nature of the business and the importance of retaining and motivating management. No director has a service contract with the Company and there are no formal bonus schemes in force.
Details of the remuneration of each director are set out in Note 5 to the Financial Statements.

Relations with Shareholders

The Chairman and Finance Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.
At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.
Due to the current size of the Board, the Company does not have an Audit Committee.
The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 2000 with the Code of Best Practice contained within the Combined Code in all respects other than those identified and explained above.

Internal Financial Control

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. The Board are reviewing the Group's system of internal controls in the light of the guidance published in September 1999 by the Turnbull Committee and will include a statement in the 2001 Report and Accounts regarding this matter. In the interim, the directors have adopted the London Stock Exchange's transitional rules and have continued to review and report on the internal financial controls in accordance with the ICAEW's 1994 guidance Internal Control and Financial Reporting.

The directors are responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.
Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.
Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Report OF THE AUDITORS

Report of the Auditors to the members of CML Microsystems Plc

We have audited the financial statements on pages 10 to 25 which have been prepared under the accounting policies as set out on page 14.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report. As described on page 6, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 8 reflects the Company's compliance with the seven provisions of The Combined Code specified for our review by the Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March 2000 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Baker Tilly
Chartered Accountants
Registered Auditors
London
16th June 2000



Group

PROFIT AND LOSS ACCOUNT
for the year ended 31st March 2000

	Notes	Discontinued Activities £	Continuing Activities £	2000 Total £	1999 £
Turnover	2	1,992,357	17,759,090	19,751,447	20,617,455
Cost of sales	3	(1,494,084)	(5,030,320)	(6,524,404)	(9,144,543)
Gross Profit		498,273	12,728,770	13,227,043	11,472,912
Distribution costs and administrative expenses	3	(1,187,071)	(9,692,958)	(10,880,029)	(10,552,329)
		(688,798)	3,035,812	2,347,014	920,583
Other operating income	3	-	115,782	115,782	68,983
Exceptional item	26	(556,380)	-	(556,380)	-
Operating Profit/(Loss)		(1,245,178)	3,151,594	1,906,416	989,566
Interest receivable	6	-	246,782	246,782	381,274
		(1,245,178)	3,398,376	2,153,198	1,370,840
Interest payable	7	(17,500)	(43)	(17,543)	(42,000)
Profit/(Loss) on Ordinary Activities before Taxation		(1,262,678)	3,398,333	2,135,655	1,328,840
Tax on profit on ordinary activities	8			(617,243)	(556,744)
Profit/(Loss) on Ordinary Activities after Taxation				£	£
Parent company				611,116	(746,875)
Subsidiary undertakings				907,296	1,518,971
				1,518,412	772,096
Minority interests				(14,580)	587
Profit for the Financial Year				1,503,832	772,683
Proposed dividend	9			(1,216,591)	(974,318)
Retained Profit/(Loss) for the Year	22			287,241	(201,635)
Earnings per Share					
Basic	10			10.73p	4.96p
Diluted	10			10.71p	4.94p

Statement of Total Recognised Gains and Losses	2000	1999
Profit for the financial year	1,503,832	772,683
Currency translation differences on foreign currency net investments	62,542	155,240
Total gains recognised since last Report and Accounts	1,566,374	927,923

Group BALANCE SHEET
at 31st March 2000

	Notes	2000 £	2000 £	1999 £	1999 £
Fixed Assets					
Tangible assets	12		9,817,079		9,991,766
Current Assets					
Stocks	14	1,681,290		2,250,264	
Debtors	15	3,013,551		5,218,997	
Investments	16	3,893,584		2,113,900	
Cash at bank and in hand		2,957,598		2,308,561	
		11,546,023		11,891,722	
Creditors: Amounts falling due within one year	17	(3,855,653)		(5,145,713)	
Net Current Assets			7,690,370		6,746,009
Total Assets less Current Liabilities			17,507,449		16,737,775
Provisions for liabilities and charges	19		(6,445)		(74,068)
Net Assets			17,501,004		16,663,707
Capital and Reserves					
Called up share capital	21		715,642		695,941
Share premium account	22		2,802,379		2,349,106
Capital redemption reserve	22		254,730		254,730
Profit and loss account	22		13,704,370		13,354,587
Shareholders' Funds			17,477,121		16,654,364
Minority interests			23,883		9,343
			17,501,004		16,663,707

Approved by the Board on 16th June 2000 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



Group CASH FLOW STATEMENT
for the year ended 31st March 2000

	Notes	2000 £	2000 £	1999 £	1999 £
Net cash inflow from operating activities	26		3,782,866		2,782,169
Returns on investments and servicing of finance					
Interest received		246,782		399,265	
Interest paid		(17,543)		(42,000)	
			229,239		357,265
Taxation					
UK corporation tax paid		182,577		(560,629)	
Overseas tax paid		(746,788)		(186,573)	
			(564,211)		(747,202)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(841,166)		(3,595,628)	
Proceeds from sale of tangible fixed assets		267,715		53,523	
			(573,451)		(3,542,105)
Disposals					
Net proceeds from the sale of subsidiary undertaking	26		60		-
Equity dividends paid			(974,318)		(1,114,317)
Net cash inflow/(outflow) before financing			1,900,185		(2,264,190)
Financing					
Issue of ordinary share capital		472,974		-	
Acquisition of own shares		-		(1,410,000)	
			472,974		(1,410,000)
Increase/(decrease) in cash	26		2,373,159		(3,674,190)

Company BALANCE SHEET
at 31st March 2000

	Notes	2000 £	2000 £	1999 £	1999 £
Fixed Assets					
Tangible assets	12		7,721,252		7,699,835
Investments	13		1,386,771		1,442,281
			9,108,023		9,142,116
Current Assets					
Debtors	15	69,064		156,973	
Cash at bank and in hand		609,087		37,872	
		678,151		194,845	
Creditors: Amounts falling due within one year	17	(2,533,289)		(1,851,213)	
Net Current Liabilities			(1,855,138)		(1,656,368)
Total Assets less Current Liabilities			7,252,885		7,485,748
Provisions for liabilities and charges	19		-		(100,362)
Net Assets			7,252,885		7,385,386
Capital and Reserves					
Called up share capital	21		715,642		695,941
Share premium account	22		2,802,379		2,349,106
Capital redemption reserve	22		254,730		254,730
Merger reserve	22		315,800		315,800
Profit and loss account	22		3,164,334		3,769,809
Shareholders' Funds			7,252,885		7,385,386

Approved by the Board on 16th June 2000 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors



Notes TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.
The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

Purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life. Prior to the introduction of FRS 10, "Goodwill and Intangible Assets", the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves.

e Depreciation

Tangible fixed assets are being written off by annual instalments over their estimated useful lives as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred taxation is calculated on the liability method. It is provided to the extent that it is considered, with reasonable probability, that a liability will become payable within the foreseeable future.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.
The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

The Group operates several pension schemes. The defined contribution scheme covers certain of its permanent employees and pension costs charged against profits represent the amounts payable to the scheme in respect of the year.
The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified actuaries.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

Notes
TO THE FINANCIAL STATEMENTS
continued

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	2000 £	1999 £
Geographical classification of turnover:		
United Kingdom	3,933,857	8,041,105
Western Europe (principally France, Germany, Italy & Scandinavia)	5,550,133	3,660,086
Japan and Far East	5,841,934	4,732,454
North America	3,333,154	1,941,648
Others	1,092,369	2,242,162
	19,751,447	20,617,455

Further segmental information has not been given since in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING PROFIT

Operating profit is stated after charging or crediting:	2000 £	2000 £	1999 £	1999 £
Cost of Sales				
Depreciation		154,117		170,703
Distribution costs		1,992,873		2,074,939
Administrative expenses				
Depreciation	636,618		608,851	
Auditors' remuneration	71,361		78,281	
Auditors' non audit fees	75,000		19,350	
Rentals under operating leases:				
Land and buildings	83,610		167,957	
Other operating leases	2,456		207,937	
Research and development	1,621,309		1,604,126	
Other expenses	6,396,802		5,790,888	
		8,887,156		8,477,390
		10,880,029		10,552,329
Other operating income:				
Profit on sale of tangible fixed assets		35,718		29,888
Other income		80,064		39,095
		115,782		68,983



4 EMPLOYEES

	2000 £	1999 £
Staff costs, including directors, during the year amounted to:		
Wages and salaries	6,637,498	7,587,681
Social security costs	560,254	646,092
Other pension and health care costs	1,032,416	785,842
	8,230,168	9,019,615

The average number of employees, including directors, during the year was:	2000 No.	1999 No.
Administration	37	46
Engineering	58	69
Manufacturing	148	171
Selling	33	34
	276	320

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT

Directors' emoluments	2000 £	1999 £
Remuneration (including fees)	556,833	545,985
Pension contributions - defined benefit scheme	36,960	27,804
	593,793	573,789

Individual directors' remuneration

	2000				1999			
	Salary £	Benefits in kind £	Pension contributions £	Total £	Salary £	Benefits in kind £	Pension contributions £	Total £
G. W. Gurry	127,000	10,048	-	137,048	122,000	11,830	-	133,830
N. G. Clark	210,000	31,440	21,280	262,720	190,000	29,916	15,960	235,876
G. J. Bates	145,000	19,345	15,680	180,025	140,000	21,643	11,844	173,487
J. C. Hayes	-	-	-	-	15,109	-	-	15,109
R.J. Shashoua	14,000	-	-	14,000	15,487	-	-	15,487
	496,000	60,833	36,960	593,793	482,596	63,389	27,804	573,789

Pension schemes
The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 11 to the financial statements. The number of directors who were members of pension schemes operated by the Company was:

	2000 No.	1999 No.
Money Purchase Scheme	3	4
Defined Benefit Scheme	2	2

The amount of accrued pension in respect of N.G. Clark, the highest paid director at the end of the year, was £59,902 (1999 £56,736). There is no accrued lump sum.

Notes
TO THE FINANCIAL STATEMENTS
continued

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT *(continued)*

Share options

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option scheme covers all Group employees, not just the directors. Further details are provided in note 21 to the financial statements.

Share options	Number of options at 1st April 1999	Exercised during year	Granted during the year	Number of options at 31st March 2000	Exercise price	Market price at date of exercise	Exercise date
G. W. Gurry	-	-	-	-	-	-	-
N. G. Clark	20,000	(20,000)	-	-	£1.20	£2.64½	22nd Nov. 1998 to 23rd Oct. 2002
	20,000	-	-	20,000	£1.47½	-	26th June 2000 to 25th May 2004
G. J. Bates	20,000	(20,000)	-	-	£1.20	£2.64½	22nd Nov. 1998 to 23rd Oct. 2002
	20,000	-	-	20,000	£1.47½	-	26th June 2000 to 25th May 2004
R. J. Shashoua	-	-	-	-	-	-	-
	80,000	(40,000)	-	40,000			

The market price of the Company's shares on 31st March 2000 was 225p (1999 - 83.5p) and the range for the year was 83.5p to 315p.

The aggregate gain made on the exercise of share options was £57,800 (1999 - Nil) split equally between N.G. Clark and G.J. Bates.

6 INTEREST RECEIVABLE

	2000 £	1999 £
Bank and Building Society interest	246,782	381,274

7 INTEREST PAYABLE

	2000 £	1999 £
On bank overdrafts	17,500	42,000
On overdue tax	43	-
	17,543	42,000

8 TAXATION

	2000 £	1999 £
U.K. Corporation tax		
Based on profit for the year	378,119	393,078
Over provision in prior years	(317,552)	-
Deferred taxation	(67,336)	70,851
	(6,769)	463,929
Overseas taxation	624,012	92,815
	617,243	556,744

The overprovision in prior years' corporation tax has arisen as a result of a claim for scientific research allowances on the new UK semiconductor operating facility at Langford, Essex.

9 PROPOSED DIVIDEND

	2000 £	1999 £
8.5p per Ordinary share of 5p (1999 - 7p per Ordinary share of 5p)	1,216,591	974,318



10 EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per share is based on the earnings attributable to ordinary shareholders, divided by the weighted average number of shares in issue during the year.

The calculation of diluted earnings per share is based on the basic earnings per share, adjusted to allow for the issue of shares on the assumed conversion of all dilutive options.

Reconciliation of the earnings and weighted average number of shares used in the above calculations is set out below:

	Earnings	Weighted average number of shares	Earnings per share	Earnings	Weighted average number of shares	Earnings per share
	2000	2000	2000	1999	1999	1999
	£		p	£		p
Basic earnings per share	1,503,832	14,013,840	10.73	772,683	15,585,485	4.96
Diluted earnings per share						
Basic earnings per share	1,503,832	14,013,840	10.73	772,683	15,585,485	4.96
Dilutive effect of share options	-	29,224	(0.02)	-	40,828	(0.02)
Diluted earnings per share	1,503,832	14,043,064	10.71	772,683	15,626,313	4.94

11 PENSION COMMITMENTS/PROFIT SHARE PLAN

The Group operates several pension schemes throughout the United Kingdom and overseas. The major scheme which covers approximately 60% of scheme members is a UK defined benefit scheme. The assets of the defined benefit scheme are held in a separate trustee administered fund. In addition, the Group operates a UK defined contribution scheme covering certain of its permanent employees. MX.COM INC. operates a 401(K) trustee profit sharing plan for eligible employees. The total pension cost for the Group was £860,219 (1999 - £594,776) of which £147,075 (1999 - £124,801) relates to the overseas scheme. The pension cost relating to the UK defined benefit scheme is assessed in accordance with the advice of qualified actuaries using the projected unit method which assesses the pension accrued at the valuation date and the cost of pension accruing in the future. The increase in the charge when compared to the previous accounting period is as a result of an additional contribution paid during the year in respect of the UK defined benefit scheme. This payment was made to eliminate a funding deficit arising from the combined effect of the change in the assumptions used to value the scheme's assets together with the investment return achieved on the actuarial value of the assets which had not been allowed for in the previous actuarial valuations.

The latest actuarial assessment of the defined benefit scheme was as at 6th April 1999. The assumptions which have the most significant affect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment return would be 6.5% per annum, that salary increases would average 6% per annum and all pensions that accrued prior to 6th April 1997 will increase in payment at a rate of 3% per annum compound. All pensions accrued from 6th April 1997 will increase in payment in line with the Retail Prices Index, subject to a maximum of 5% per annum compound (this is known as Limited Price Indexation) and a minimum of 3% per annum compound.

At the date of the latest actuarial valuation, the market value of the assets of the UK defined benefit scheme was £5,923,172 and the scheme is 120% solvent on the Minimum Funding Requirement Basis. The actuarial value of assets expressed as a percentage of the accrued service liabilities was 88% after allowing for expected future increases in earnings. The reduction from 105% benefits cover shown as at the 6th April 1996 actuarial valuation is principally due to unfavourable annuity rates and the loss of tax credit on dividends from UK equities as a result of changes in the July 1997 Budget.

12 TANGIBLE FIXED ASSETS

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost						
At 1st April 1999	7,460,031	1,485,471	24,981	9,073,850	663,439	18,707,772
Additions	144,182	-	-	558,908	138,076	841,166
Disposals	-	-	(12,919)	(792,356)	(156,061)	(961,336)
Exchange difference	8,852	-	-	20,842	125	29,819
At 31st March 2000	7,613,065	1,485,471	12,062	8,861,244	645,579	18,617,421
Depreciation						
At 1st April 1999	567,298	216,570	12,742	7,488,416	430,980	8,716,006
Charge for the year	111,897	25,048	1,005	506,901	145,884	790,735
Relating to disposals	-	-	(4,702)	(574,614)	(150,023)	(729,339)
Exchange difference	3,945	-	-	18,870	125	22,940
At 31st March 2000	683,140	241,618	9,045	7,439,573	426,966	8,800,342
Net Book Value						
At 31st March 2000	6,929,925	1,243,853	3,017	1,421,671	218,613	9,817,079
At 31st March 1999	6,892,733	1,268,901	12,239	1,585,434	232,459	9,991,766

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Motor Vehicles £	TOTAL £
Company				
Cost				
At 1st April 1999	6,716,817	1,485,471	21,232	8,223,520
Additions	134,079	-	-	134,079
Disposals	-	-	(21,232)	(21,232)
At 31st March 2000	6,850,896	1,485,471	-	8,336,367
Depreciation				
At 1st April 1999	285,883	216,570	21,232	523,685
Charge for the year	87,614	25,048	-	112,662
Relating to disposals	-	-	(21,232)	(21,232)
At 31st March 2000	373,497	241,618	-	615,115
Net Book Value				
At 31st March 2000	6,477,399	1,243,853	-	7,721,252
At 31st March 1999	6,430,934	1,268,901	-	7,699,835



13 FIXED ASSET INVESTMENTS

	Group 2000 £	Company 2000 £
Investment in subsidiary undertakings:		
Cost		
At 1st April 1999	-	1,332,978
Additions	-	40
Disposals	-	(110,045)
at 31st March 2000	-	1,222,973
Provision		
At 1st April 1999	-	110,005
Released on disposal	-	(110,005)
At 31st March 2000	-	-
Advances to subsidiaries		
At 1st April 1999	-	219,308
Reduction in advances	-	(55,510)
At 31st March 2000	-	163,798
Net Book Value		
At 31st March 2000	-	1,386,771
At 31st March 1999	-	1,442,281

The Group's interest in Microsense Systems Limited was disposed of during the year.

Details of the subsidiary undertakings of the Company are as follows:

Name	Country of incorporation	Percentage held		Holding
Consumer Microcircuits Limited	England	100%	Trading in England	Direct
MX-COM INC.	U.S.A.	100%	Trading in U.S.A.	Direct
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Skyline Communications Limited	England	100%	Non-trading	Indirect
Applied Technology (UK) Limited	England	100%	Non-trading	Direct
Traffic Control Consultants Limited	England	100%	Non-trading	Direct
Camdelta Limited	England	100%	Non-trading	Direct

All of the above trading companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio and data communications industries.

14 STOCKS

	Group 2000 £	Group 1999 £
Raw materials	837,343	1,077,028
Work in progress	445,214	625,461
Finished goods	398,733	547,775
	1,681,290	2,250,264

15 DEBTORS

	Group 2000 £	Group 1999 £	Company 2000 £	Company 1999 £
Amounts falling due within one year:				
Trade debtors	2,564,319	4,454,817	-	-
Other debtors	415,099	72,202	67,553	4,576
ACT recoverable	-	492,603	-	152,397
Prepayments and accrued interest	34,133	199,375	1,511	-
	3,013,551	5,218,997	69,064	156,973

Notes
TO THE FINANCIAL STATEMENTS
continued

16 CURRENT ASSET INVESTMENTS

	Group 2000 £	Group 1999 £	Company 2000 £	Company 1999 £
Bank, Building Society and Certificates of Deposit	3,893,584	2,113,900	-	-

17 CREDITORS

Amounts falling due within one year	Group 2000 £	Group 1999 £	Company 2000 £	Company 1999 £
Trade creditors	1,169,986	1,731,073	-	-
Amounts owed to group undertakings	-	-	1,178,778	-
Dividends payable	1,216,591	974,318	1,216,591	974,318
Corporation tax	443,531	581,973	36,293	20,037
Other taxation and social security costs	389,536	620,478	40,239	33,869
Other creditors	106,211	237,280	51,391	793,646
Accruals and deferred income	529,798	1,000,591	9,997	29,343
	3,855,653	5,145,713	2,533,289	1,851,213

18 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.

Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The gross overdraft facility provided by the Group's principal bankers is £500,000 which is subject to renewal on 17th January 2001.

Foreign Currency Risk

The Group has overseas operations in the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 2000, the Group had net monetary assets denominated in foreign currencies of £5.57 million, approximately 90% of which were denominated in US dollars.

Financial Assets

	Floating Rate 2000 £
Sterling	2,589,587
US Dollar	3,862,527
Singapore Dollar	399,068
	6,851,182

The floating rate assets consist of short term cash deposits.
The fair value of the Group's financial assets are considered to be the same as this carrying value.

Financial Liabilities

The Group has no financial liabilities, other than short term creditors.



19 PROVISIONS FOR LIABILITIES AND CHARGES

	Deferred Taxation (note 20)	Total
Group	£	£
At 1st April 1999	74,068	74,068
Released to Profit and Loss account	(67,623)	(67,623)
At 31st March 2000	6,445	6,445
Company		
At 1st April 1999	100,362	100,362
Released to Profit and Loss account	(100,362)	(100,362)
At 31st March 2000	-	-

20 DEFERRED TAXATION

Group	Provision at 1st April 1999	Credited to Profit and Loss Account	Exchange Difference	Provision at 31st March 2000
	£	£	£	
Deferred taxation	74,068	(67,336)	(287)	6,445

	Amount provided 2000	Amount provided 1999	Amount unprovided 2000	Amount unprovided 1999
	£	£	£	£
The amount of deferred taxation is made-up as follows:				
Excess capital allowances	6,445	74,068	516,000	297,613
Company				
The amount of deferred taxation is made-up as follows:				
Excess capital allowances	-	100,362	516,000	297,613

21 SHARE CAPITAL

	2000	1999
	£	£
Authorised		
25,000,000 Ordinary shares of 5p each (1999 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
Issued		
14,312,838 Ordinary shares of 5p each (1999 - 13,918,818 Ordinary shares of 5p each)	715,642	695,941

During the year 394,020 Ordinary Shares of 5p each were issued for a total consideration of £472,974 as a result of employees and directors exercising share options.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a new scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 2000 options had been granted on 1,087,950 Ordinary shares of 5p each (1999 - 1,062,950 Ordinary shares of 5p each) from the scheme.
The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each	
	2000	1999
	No.	No.
From 22nd November 1998 to 23rd October 2002 at £1.20	5,280	403,860
From 1st December 1999 to 2nd November 2003 at £1.21	-	15,000
From 26th June 2000 to 25th May 2004 at £1.47½	421,588	478,292
From 10th August 2002 to 9th July 2006 at £0.95	25,000	-

Notes
TO THE FINANCIAL STATEMENTS
continued

22 RESERVES

	Group		Company	
	2000	1999	2000	1999
	£	£	£	£
Share premium account				
At 1st April 1999	2,349,106	2,349,106	2,349,106	2,349,106
Issue of Ordinary Shares of 5p each	453,273	-	453,273	-
At 31st March 2000	2,802,379	2,349,106	2,802,379	2,349,106
Capital redemption reserve				
At 1st April 1999	254,730	154,730	254,730	154,730
Acquisition of own shares	-	100,000	-	100,000
At 31st March 2000	254,730	254,730	254,730	254,730
Merger reserve				
At 1st April 1999 and 31st March 2000	-	-	315,800	315,800
Profit and loss account				
At 1st April 1999	13,354,587	14,810,982	3,769,809	2,011,007
Translation exchange difference	62,542	155,240	-	-
Acquisition of own shares	-	(1,410,000)	-	(1,410,000)
	13,417,129	13,556,222	3,769,809	601,007
Retained profit/(loss) for the year	287,241	(201,635)	(605,475)	3,168,802
At 31st March 2000	13,704,370	13,354,587	3,164,334	3,769,809

At 31st March 2000, cumulative goodwill written off against Group reserves amounted to £545,726 (1999 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	2000	1999	2000	1999
	£	£	£	£
Total recognised gains and losses relating to the year	1,566,374	927,923	611,116	4,143,120
Dividends proposed	(1,216,591)	(974,318)	(1,216,591)	(974,318)
	349,783	(46,395)	(605,475)	3,168,802
New share capital subscribed	472,974	-	472,974	-
Acquisition of own shares	-	(1,410,000)	-	(1,410,000)
Net increase/(decrease) in shareholders' funds	822,757	(1,456,395)	(132,501)	1,758,802
Opening shareholders' funds	16,654,364	18,110,759	7,385,386	5,626,584
Closing shareholders' funds	17,477,121	16,654,364	7,252,885	7,385,386



23 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are:

	Group		Company	
	2000	1999	2000	1999
	£	£	£	£
	-	-	-	-

24 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (1999 - £100,000).

25 OPERATING LEASE COMMITMENTS

At 31st March 2000 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	2000	1999	2000	1999
	£	£	£	£
Leases which expire within 1 year	-	29,600	-	33,199
Leases which expire within 2 and 5 years	45,347	79,270	2,456	143,329
Leases which expire after 5 years	36,414	66,379	-	-
	81,761	175,249	2,456	176,528

26 NOTES TO THE GROUP CASH FLOW STATEMENT

	Discontinued Activities	Continuing Activities	2000	1999
	£	£	£	£
Reconciliation of operating profit to net cash inflow from operating activities.				
Operating profit/(loss)	(688,798)	2,595,214	1,906,416	989,566
Depreciation	41,499	749,236	790,735	779,554
Profit on sale of tangible fixed assets	-	(35,718)	(35,718)	(29,888)
Decrease/(increase) in stocks	(313,620)	882,594	568,974	164,110
Decrease/(increase) in debtors	999,087	814,146	1,813,233	620,697
(Decrease)/increase in creditors	(9,453)	(1,251,321)	(1,260,774)	258,130
Net cash inflow from operating activities	28,715	3,754,151	3,782,866	2,782,169

Reconciliation of net cash flow to movement in funds.	2000	1999
	£	£
Increase/(decrease) in cash in the year	2,373,159	(3,674,190)
Translation difference	55,562	124,207
Movement in funds in the year	2,428,721	(3,549,983)
Funds at 1st April 1999	4,422,461	7,972,444
Funds at 31st March 2000	6,851,182	4,422,461

26 NOTES TO THE GROUP CASH FLOW STATEMENT *(continued)*

Analysis of changes in funds.	Funds at 1st April 1999	Cashflow	Exchange movement	Funds at 31st March 2000
	£	£	£	£
Cash at bank and in hand	2,308,561	622,936	26,101	2,957,598
Current asset investments	2,113,900	1,750,223	29,461	3,893,584
Total	4,422,461	2,373,159	55,562	6,851,182

Exceptional Item:
The exceptional item is the net loss on the disposal of the Group's interest in Microsense Systems Limited which was completed on 26th August 1999.

	£
Net Assets disposed of:	
Fixed Assets	191,840
Stocks	1,519,373
Debtors	1,701,020
Cash at Bank and in hand	4,870
	3,417,103
Creditors	(2,860,663)
	556,440
Loss on disposal	(556,380)
	60
Satisfied by cash	60

The business of Microsense Systems Limited sold during the year contributed £28,715 to the Group's net operating cash flows, paid £17,500 in respect of net returns on investments and servicing of finance, paid £nil in respect of taxation and utilised £nil for capital expenditure.

27 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508# : CUSIP Number: 125822 20 5).

28 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 16th June 2000.



Results
IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	2000 $	1999 $
Revenue	31,509,483	33,282,758
Income before tax	3,407,010	2,145,146
Net Income per ADR	$0.34	$0.16
Assets		
Cash	10,929,691	7,139,179
Accounts receivable	4,090,858	7,191,411
Inventories	2,682,162	3,632,601
Prepaid expenses	54,452	321,851
Other receivables	662,207	911,765
Total current assets	18,419,370	19,196,807
Property, plant and equipment	15,661,186	16,129,708
Total assets	34,080,556	35,326,515
Liabilities		
Accounts payable	1,866,479	2,794,471
Other accounts payable and accrued expenses	1,636,052	2,999,932
Income taxes	707,565	939,479
Dividends proposed and accrued	1,940,828	1,572,842
Total current liabilities	6,150,924	8,306,724
Deferred income taxes	10,282	119,568
Total liabilities	6,161,206	8,426,292
Shareholders' equity		
Ordinary shares	1,141,664	1,123,458
Share premium	4,470,635	3,792,162
Capital redemption reserve	406,371	411,211
Retained earnings	21,862,581	21,558,310
Total shareholders' equity	27,881,251	26,885,141
Total liabilities and shareholders' equity	34,042,457	35,311,433

The exchange rate used to translate the figures is that ruling at the 2000 balance sheet date £1 = $1.5953 (1999 - £1 = $1.6143)

UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles

The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

Results
IN US DOLLARS

UNDER US ACCOUNTING PRINCIPLES *(continued)*

Profit attributable to shareholders	2000 £000	1999 £000	2000 $000	1999 $000
Profit attributable to shareholders as reported in the Group profit and loss account	1,504	773	2,399	1,247
Estimated adjustments				
Goodwill amortisation	(13)	(13)	(21)	(21)
Deferred income taxes	(218)	(104)	(348)	(168)
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	1,273	656	2,030	1,058

Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	9.06p	4.20p	$0.29	$0.14

Shareholders' funds	2000 £000	1999 £000	2000 $000	1999 $000
Shareholders' funds as reported in the Group balance sheet	17,477	16,654	27,881	26,885
Estimated adjustments				
Capitalisation of goodwill	546	546	871	881
Cumulative amortisation of goodwill	(101)	(88)	(161)	(142)
Deferred income taxes	(516)	(298)	(823)	(481)
Dividends	1,217	974	1,941	1,572
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	18,623	17,788	29,709	28,715

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Deferred Taxation

Under UK GAAP, provision is made for deferred taxation using the liability method for timing differences to the extent that it is probable that the liability will crystallise in the foreseeable future. Under US GAAP, deferred taxation has been provided for in full.

c Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP does not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

d Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.



Notice
OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Pontlands Park, West Hanningfield Road, Gt. Baddow, N^R Chelmsford, Essex, CM2 8HR, on Wednesday 2nd August 2000 at 12.00 noon to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 2000.
2. To declare a dividend for the year ended 31st March 2000.
3. To re-elect G. J. Bates who retires from the Board by rotation.
4. To re-elect C. A. Gurry who was appointed to the Board on 3rd April 2000.
5. To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.
6. To transact any other ordinary business.

SPECIAL BUSINESS

Ordinary Resolutions

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

1. To renew the authority as given in the general meeting on 27th August 1999 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:
   That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,145,595 shares representing approximately 15% of the current issued share capital;

(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;

(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased;

(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and

(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

2. That the directors be and they are hereby unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise generally any power of the Company to allot relevant securities, within the meaning of that Section, to a maximum nominal amount of £1,200,000. The authority conferred by this Resolution shall expire on the fifth anniversary of the passing of this Resolution, unless previously revoked or varied by the Company in general meeting.
3. To adopt an Inland Revenue Approved Share Option Scheme:

(i) That the 2000 Inland Revenue Approved Share Option Scheme ("the Scheme") produced to the meeting and for the purposes of identification signed by the Chairman be adpoted; and

(ii) The directors of the Company be authorised to do all acts and things necessary to establish and carry into effect the Scheme; and

(iii) If and insofar as necessary the Articles of Association of the Company be relaxed so that each director may be counted in the quorum and authorised to vote on any matter arising in connection with the Scheme save in respect of his own individual rights of participation (if any) in the Scheme notwithstanding that he is or may be interested in such matter.

Special Resolutions

To consider, and if thought fit, pass the following resolution as a Special Resolution:

1. The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £35,750.
2. That subject to the passing of the Special Business ordinary resolution 2 the powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment be and are hereby renewed for a period of five years from the date of passing of this resolution up to an aggregate nominal amount of £1,200,000.

Oval Park
Langford, MALDON
Essex CM9 6WG

By order of the Board
N.G. Clark Secretary
16th June 2000

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.
A proxy need not also be a member of the Company. A proxy card is enclosed.
It is proposed to pay the dividend, if approved, on 4th August 2000 to shareholders registered on 7th July 2000.
A copy of the 2000 Inland Revenue Approved Share Option Scheme rules is available for inspection during normal business hours at the registered office: Oval Park, Langford, MALDON, Essex, CM9 6WG, England, from 10th July 2000 until the date of the Annual General Meeting and will also be available for inspection at Pontlands Park 15 minutes prior to and during the Annual General Meeting.



Microsystems Plc

Oval Park - Langford - Maldon - Essex - CM9 6WG - England

elephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875600

e-mail: group@cmlmicro.com - http://www.cmlmicro.com